UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE
NUMBER
----------
CUSIP
NUMBER
06682M 30 1
(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X ] Form 10-Q	[ ] Form N-SAR

For Period Ended: March 31, 2003
[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I – REGISTRANT INFORMATION

Banyan Corporation
Full name of Registrant

Former Name if Applicable

#500 – 1925 Century Park East
Address of Principal Executive Offices (Street and Number)

Los Angeles, California 90067
City, State and Zip Code

PART II RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

[ ]	N/A

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

BANYAN CORPORATION, AN OREGON CORPORATION, HEREBY REQUESTS AN EXTENSION UNTIL MAY 20, 2003 FOR THE FILING OF ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2003. THE REGISTRANT EXPERIENCED YEAR END CLOSING DIFICULTY DUE TO DISPOSTION OF DOUBLECASE AND THE ORGANIZATION OF BANYAN FINANCIAL SERVICESAND THEREFORE NEEDS ADDITIONAL TIME TO PREPARE THE REQUIRED FINANCIAL STATEMENTS.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael Gelmon	800	808-0899

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? In answer is no, identify report(s).

[ X ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

Banyan Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2003	By:	/s/ Michael Gelmon

Michael Gelmon, CEO